EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8, of our reports dated March 15, 2005, relating to the financial statements and financial statement schedule of Quest Software, Inc., and management’s report on the effectiveness of internal control over financial reporting (which expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Annual Report on Form 10-K of Quest Software, Inc. for the year ended December 31, 2004.

/s/    DELOITTE & TOUCHE LLP

Costa Mesa, California

July 7, 2005